Exhibit 3.4
AMENDMENT NO. 1 TO THE AMENDED AND RESTATED
AGREEMENT OF LIMITED PARTNERSHIP
OF
LEAF EQUIPMENT LEASING INCOME FUND III, L.P.

APPENDIX A
AMENDMENT NO. 1
TO THE
AMENDED AND RESTATED AGREEMENT OF LIMITED PARTNERSHIP OF
LEAF EQUIPMENT LEASING INCOME FUND III, L.P.
     This Amendment No. 1 (this “Amendment”) to the Amended and Restated Agreement of Limited Partnership (the “Agreement”) of LEAF Equipment Leasing Income Fund III, L.P., a Delaware limited partnership (the “Partnership”), is made as of February 1, 2008, by LEAF Asset Management, LLC, a Delaware limited liability company (the “General Partner”), the general partner of the Partnership. Capitalized terms used but not defined herein shall have the meanings set forth in the Agreement.
     WHEREAS, Section 17.1 of the Agreement authorizes the General Partner to amend the Agreement without the Consent of a Majority Interest to cure any ambiguity in the Agreement or to add any provision to the Agreement with respect to matters or questions arising under the Agreement that are not inconsistent with the other provisions of the Agreement; and
     WHEREAS, the General Partner has determined that the Agreement should be amended pursuant to the authority under Section 17.1 of the Agreement.
     NOW, THEREFORE, in consideration of the premises:
     1. Additional Definition. The following additional definition shall be added to Section 1.1 of the Agreement between definitions (60) and (61) to read in its entirety as follows:
(60A)	“LEAF Affiliate” means an Affiliate of the Partnership organized as a partnership, a limited partnership or a limited liability company, with not more than three owners, each of which is an Affiliate of the Partnership.
     2. Amended Definitions. The following definitions in Section 1.1 of the Agreement shall be amended and restated to read in their entirety as follows:
(50)	“Gross Revenues” means gross cash receipts of the Partnership from whatever source (including its share of gross revenues from its indirect Investments), excluding Capital Contributions.
(58)	“Investments” means the Partnership’s portfolio, from time to time, of Equipment, Leases and Secured Loans, whether the Partnership owns such portfolio directly, or indirectly through an ownership interest in a LEAF Affiliate. In the case of such indirect ownership, the Partnership’s Investment shall be deemed to be an amount equal to its percentage ownership in such LEAF Affiliate multiplied by the LEAF Affiliate’s assets which, if owned directly by the Partnership, would be Investments.

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(99)	"Purchase Price” means, with respect to any Investment, the price paid by, or on behalf of (including, in the case of indirect ownership of Investments, the price paid by the LEAF Affiliate), the Partnership for or in connection with the purchase, acquisition or funding of the Investment, including the amount of the related:
(i)	Acquisition Fees;
(ii)	Acquisition Expenses; and
(iii)	all liens and encumbrances on the Investment, but excluding points and prepaid interest.
“Purchase Price” also includes, with respect to options to acquire an Investment, the sum of the exercise price and the price paid to acquire the option.
     3. Other Provisions of the Agreement. Except as expressly set forth in this Amendment, the Agreement remains unmodified and will continue in full force and effect. All other provisions of the Agreement shall be construed to give effect to the provisions of this Amendment.
     4. Headings. The headings of the sections of this Amendment are inserted for convenience only and shall not be deemed to constitute a part of this Amendment.
[SIGNATURE CONTAINED ON FOLLOWING PAGE]

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     IN WITNESS WHEREOF, the undersigned has executed this Amendment as of the date first above written.
LEAF ASSET MANAGEMENT, LLC

By:	/s/ Crit DeMent
Name:	Crit DeMent
Title:	Chief Executive Officer

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